Ecopetrol Announces Changes in Senior Management

Bogotá, August 27, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that its Board of Directors, at its meeting held on August 27, 2026, adopted the following decisions:

Sandra Lucía Rodríguez Rojas, Corporate Vice President of Territorial Transformation and HSE, will perform her duties through August 30, 2026. Miguel Ángel Cortés Angarita, currently Senior Environmental Management Professional within the same area, will assume the role of acting Vice President effective August 31, 2026.

Jaime Andrés García Cuello, Vice President of Administration and Services, will perform his duties through August 30, 2026. Álvaro Iván Saavedra Barón, currently Hydrocarbons Supply Manager within the same area, will assume the role of acting Vice President effective August 31, 2026.

Diana Marcela Jiménez Rodríguez, Corporate Director of Institutional Relations and Communications, will perform her duties through August 30, 2026. Juliana Perdomo Valencia, currently Senior Communications Specialist within the same area, will assume the role of acting Director effective August 31, 2026.

Julián Fernando Lemos Valero, Corporate Vice President of Strategy and New Business, will perform his duties through August 30, 2026. Adrian Santiago Coral Pantoja, currently Hydrocarbons New Business Manager within the same area, will assume the role of acting Vice President effective August 31, 2026.

Felipe Trujillo López, Vice President of Refining and Industrial Processes, will perform his duties through August 30, 2026. Ana Carolina Ríos Junco, currently Senior Process Engineer within the same area, will assume the role of acting Vice President effective August 31, 2026.

Ecopetrol will announce the corresponding permanent appointments in due course, as applicable.

The Company extends its gratitude to these individuals for their leadership, dedication, and achievements during their tenure, and wishes them continued success in their future professional endeavors.

-------------------------------------

Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Corporate Communications (Colombia)

Email: _noticias@ecopetrol.com.co